UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No.     )

International Absorbents Inc.

(Name of Issuer)

Common Shares, No Par Value

(Title of Class of Securities)

45885E203

(CUSIP Number)

Thomas E. Tuttle
c/o Kinderhook Industries, LLC
888 Seventh Avenue, 16th Floor
New York, New York 10106
Telephone: (212) 201-6781

Copies to:

Jai Agrawal, Esq.
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2009

(Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. ☐

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

IAX Acquisition Corporation

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

☐

(b)

☒

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (See Instructions)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

N/A

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

0

8.

SHARED VOTING POWER

717,325*

9.

SOLE DISPOSITIVE POWER

0

10.

SHARED DISPOSITIVE POWER

717,325*

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

717,325*

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%**

14.

TYPE OF REPORTING PERSON

CO

*

Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described in Item 2 and the matters described in Item 3 and Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based on 6,410,282 common shares outstanding as of November 30, 2009 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 15, 2009).

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

IAX Canada Acquisition Company Inc.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

☐

(b)

☒

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (See Instructions)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

N/A

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Province of British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

0

8.

SHARED VOTING POWER

717,325*

9.

SOLE DISPOSITIVE POWER

0

10.

SHARED DISPOSITIVE POWER

717,325*

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

717,325*

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%**

14.

TYPE OF REPORTING PERSON

CO

*

Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described in Item 2 and the matters described in Item 3 and Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based on 6,410,282 common shares outstanding as of November 30, 2009 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 15, 2009).

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

International Absorbents Holdings, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

☐

(b)

☒

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (See Instructions)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

N/A

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

0

8.

SHARED VOTING POWER

717,325*

9.

SOLE DISPOSITIVE POWER

0

10.

SHARED DISPOSITIVE POWER

717,325*

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

717,325*

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%**

14.

TYPE OF REPORTING PERSON

HC

*

Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described in Item 2 and the matters described in Item 3 and Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based on 6,410,282 common shares outstanding as of November 30, 2009 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 15, 2009).

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kinderhook Capital Fund III, L.P.

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

☐

(b)

☒

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (See Instructions)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

N/A

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

0

8.

SHARED VOTING POWER

717,325*

9.

SOLE DISPOSITIVE POWER

0

10.

SHARED DISPOSITIVE POWER

717,325*

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

717,325*

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%**

14.

TYPE OF REPORTING PERSON

PN

*

Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described in Item 2 and the matters described in Item 3 and Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based on 6,410,282 common shares outstanding as of November 30, 2009 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 15, 2009).

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Kinderhook Capital Fund III GP, LLC

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

☐

(b)

☒

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (See Instructions)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

N/A

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

0

8.

SHARED VOTING POWER

717,325*

9.

SOLE DISPOSITIVE POWER

0

10.

SHARED DISPOSITIVE POWER

717,325*

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

717,325*

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%**

14.

TYPE OF REPORTING PERSON

HC

*

Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described in Item 2 and the matters described in Item 3 and Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based on 6,410,282 common shares outstanding as of November 30, 2009 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 15, 2009).

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Thomas L. Tuttle

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

☐

(b)

☒

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (See Instructions)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

N/A

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

0

8.

SHARED VOTING POWER

717,325*

9.

SOLE DISPOSITIVE POWER

0

10.

SHARED DISPOSITIVE POWER

717,325*

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

717,325*

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%**

14.

TYPE OF REPORTING PERSON

IN

*

Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described in Item 2 and the matters described in Item 3 and Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based on 6,410,282 common shares outstanding as of November 30, 2009 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 15, 2009).

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Robert E. Michalik

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

☐

(b)

☒

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (See Instructions)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

N/A

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

0

8.

SHARED VOTING POWER

717,325*

9.

SOLE DISPOSITIVE POWER

0

10.

SHARED DISPOSITIVE POWER

717,325*

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

717,325*

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%**

14.

TYPE OF REPORTING PERSON

IN

*

Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described in Item 2 and the matters described in Item 3 and Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based on 6,410,282 common shares outstanding as of November 30, 2009 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 15, 2009).

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Christian P. Michalik

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)

☐

(b)

☒

3.

SEC USE ONLY

4.

SOURCE OF FUNDS (See Instructions)

OO

5.

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

N/A

6.

CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.

SOLE VOTING POWER

0

8.

SHARED VOTING POWER

717,325*

9.

SOLE DISPOSITIVE POWER

0

10.

SHARED DISPOSITIVE POWER

717,325*

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

717,325*

12.

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.2%**

14.

TYPE OF REPORTING PERSON

IN

*

Beneficial ownership of the common shares of the Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Shares as a result of the relationships described in Item 2 and the matters described in Item 3 and Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any common shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

** Based on 6,410,282 common shares outstanding as of November 30, 2009 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 15, 2009).

CUSIP No. 45885E203

Item 1.

Security and Issuer

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common shares (the “Shares”) of International Absorbents Inc., a corporation incorporated under the laws of the Province of British Columbia (the “Issuer”). The address of the principal executive offices of the Issuer is 1569 Dempsey Road, North Vancouver, British Columbia, V7K 1S8 Canada.

Item 2.

Identity and Background

This Schedule 13D is being filed jointly on behalf of IAX Canada Acquisition Company Inc. (“Canada Sub”), IAX Acquisition Corporation (“Holdings”), International Absorbents Holdings, LLC (“Parent”), Kinderhook Capital Fund III, L.P. (“Kinderhook Fund”), Kinderhook Capital Fund III GP, LLC (“Kinderhook Capital Fund III GP”), Thomas L. Tuttle, Robert E. Michalik and Christian P. Michalik (the preceding three individuals, the “Managing Members”) (collectively, the “Reporting Persons”). A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 1. As a result of the relationships described in this Item 2 and the matters described in Item 3 and Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). However, neither this filing nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons are a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the other filers, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

Canada Sub is a corporation incorporated under the laws of the Province of British Columbia and is a wholly-owned subsidiary of Holdings. Canada Sub has not engaged in any business except as contemplated by the Arrangement Agreement (as defined in Item 4).

Holdings is a Delaware corporation and is a wholly-owned subsidiary of Parent. Holdings has not engaged in any business except as contemplated by the Arrangement Agreement.

Parent is a Delaware limited liability company and is a wholly-owned subsidiary of Kinderhook Fund. Holdings has not engaged in any business except as contemplated by the Arrangement.

Kinderhook Fund is a Delaware limited partnership. The principal business of Kinderhook Fund is making investments.

Kinderhook Capital Fund III GP is a Delaware limited liability company. The principal business of Kinderhook Capital Fund III GP is acting as a general partner, including acting as the general partner of Kinderhook Fund.

Thomas L. Tuttle, Robert E. Michalik and Christian P. Michalik are each managing directors of Kinderhook Capital Fund III GP. Each of the Managing Members is a citizen of the United States. The business address for each of the Managing Members is 888 Seventh Avenue, 16th Floor, New York, NY 10106.

The principal office address of each of Canada Sub, Holdings, Parent, Kinderhook Fund, Kinderhook Capital Fund III GP and the Managing Members is 888 Seventh Avenue, 16th Floor, New York, NY 10106.

CUSIP No. 45885E203

None of the Reporting Persons has, (i) during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) none of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.

Source and Amount of Funds

In connection with the Arrangement Agreement, Holdings, Canada Sub and certain shareholders of the Issuer (the “Support Shareholders”) entered into a Support Agreement, dated December 14, 2009 (“Support Agreement”), pursuant to which the Support Shareholders agreed, among other things, to vote all the Issuer’s Shares held by them in favor of the approval of the Arrangement Agreement and against other actions which could reasonably be expected to impede, delay or adversely affect consummation of the transactions contemplated by the Arrangement Agreement, including an Alternative Transaction (as defined in Item 4), subject to the terms and conditions of the Support Agreement.

The Support Agreement provides that each of the Support Shareholders agrees to appoint Holdings and Canada Sub as a proxy and attorney-in-fact to vote all Shares (including securities convertible or exercisable into Shares) that such Support Shareholder beneficially owns or controls (collectively, “Support Shareholder Securities”), without regard to any change in the recommendation of the Issuer’s board of directors. The Support Agreement also provides that each of the Support Shareholders agrees not to, directly or indirectly, tender, transfer, pledge, assign or otherwise transfer, pledge, assign or otherwise dispose of his Support Shareholder Securities to any other person or entity with respect to an Alternative Transaction, or enter into any agreement, transaction or arrangement that results in his respective Support Shareholder Securities being tendered or otherwise being transferred into an Alternative Transaction. Each of the Support Shareholders also authorized the Issuer or its counsel to notify the Issuer’s transfer agent that there is a stop transfer order with respect to each of their respective Support Shareholder Securities. In addition, the Issuer agreed not to transfer the Support Shareholder Securities subject to certain exceptions in the Support Agreement. The Support Agreement also prohibits the Support Shareholders, solely in their capacity as shareholders, from soliciting alternative transactions or entering into discussions concerning, or providing confidential information in connection with, any Alternative Transaction.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Support Agreement has been filed as Exhibit 2 hereto and is incorporated by reference into this Item 3.

As a result of the Support Agreement, Holdings and Canada Sub may be deemed to have beneficial ownership of the Support Shareholder Securities. Based on the transactions and relationships described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

Item 4.

Purpose of the Transaction

On December 14, 2009, Holdings and Canada Sub entered into an Arrangement Agreement (the “Arrangement Agreement”) with the Issuer, pursuant to which Holdings, through Canada Sub, will acquire all of the outstanding Shares of the Issuer through a plan of arrangement under the laws of British

CUSIP No. 45885E203

Columbia (the “Arrangement”). Under the Arrangement Agreement, upon consummation of the Arrangement (the “Effective Time”), (i) Canada Sub will acquire all of the outstanding Shares for $4.75 per Share, (ii) all stock options granted by the Issuer that have not been exercised into Shares prior to the Effective Time will be cancelled for cash consideration equivalent to the positive difference, if any, between $4.75 and the exercise price of such options, all in accordance with the terms of a plan of arrangement and (iii) all of the outstanding restricted stock units (“RSUs”) of the Issuer that have not been converted into Shares prior to the Effective Time will be cancelled for $4.75 per RSU. The consummation of the Arrangement is subject to various closing conditions, including obtaining the approval of the Arrangement both by the Issuer’s shareholders and by the Supreme Court of British Columbia.

Pursuant to the Support Agreement, each of the Support Shareholders agreed, among other things, that from and after December 14, 2009 until the earlier of (i) twelve months following the termination of the Arrangement Agreement in accordance with the terms thereof, (ii) the mutual written agreement of the parties to the Support Agreement to terminate the Support Agreement and (iii) the Effective Time, they will (1) vote in favor of the Arrangement Agreement and the transactions contemplated thereby, (2) to exercise all voting rights attaching to such Support Shareholder Securities to oppose any proposed action by the Issuer, its shareholders, any of its subsidiaries or any other person which reasonably could be regarded as being directed to or would be reasonably likely to impede, frustrate, prevent, delay or nullify the Arrangement Agreement.

Without limiting the foregoing descriptions, at any meeting of the shareholders of the Issuer or at any adjournment or postponement thereof or in any other circumstances upon which the Issuer’s shareholders vote, consent or other approval is sought, each Support Shareholder shall, as requested by Holdings or Canada Sub, vote (or cause to be voted) such Shareholder’s Support Shareholder Securities against (i) other than the transactions contemplated by the Arrangement Agreement, (x) any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as a purchase), in a single transaction or a series of related transactions, of assets representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Issuer and its subsidiaries or 20% or more of the voting or equity securities of the Issuer or any of its subsidiaries (or rights or interests therein or thereto) whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Issuer and its subsidiaries; (y) any direct or indirect take-over bid, issuer bid, tender offer, exchange offer, treasury issuance or similar transaction that, if consummated, would result in a person or entity or group of persons or entities beneficially owning 20% or more of any class of voting or equity securities or any other equity interests (including securities convertible into or exercisable or exchangeable for equity interests) of the Issuer or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Issuer and its subsidiaries; or (z) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Issuer or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable, of the Issuer and its subsidiaries (collectively, “Alternative Transactions”), (ii) any change in the management or the board of directors of the Issuer as of the date of the Support Agreement, (iii) any change in the present capitalization or dividend policy of the Issuer as of the date of the Support Agreement, (iv) any amendment of the Issuer’s organizational documents or (v) any action or inaction which reasonably would be expected to result in any breach, violation or contravention of the Arrangement Agreement or that would result in any of the conditions set forth in the Arrangement Agreement not being satisfied.

CUSIP No. 45885E203

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Arrangement Agreement is filed as Exhibit 3 hereto and is incorporated by reference into this Item 4.

Pursuant to the Arrangement Agreement, from and after the Effective Time, Canada Sub and Issuer are to be amalgamated into a new corporation and shall continue as one corporation in accordance with applicable law under a plan of merger. The Notice of Articles and Articles of the amalgamated corporation shall be in the form of the Notice of Articles and Articles of Canada Sub, subject to any changes that are deemed necessary to reflect the terms of the Arrangement Agreement. The initial directors of the new corporation will be the present directors of Canada Sub.

Following the Arrangement, the Shares will no longer be traded on the NYSE Amex stock exchange, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.

Item 3 is incorporated by reference into this Item 4.

Except as set forth in this Schedule 13D and in connection with the Arrangement Agreement described above, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

(a) and (b)

As a result of the Support Agreement, the Reporting Persons may be deemed to beneficially own 717,325 Shares, which represents approximately 11.2% of the outstanding Shares. Percentage ownership is based on 6,410,282 Shares outstanding as of November 30, 2009 (as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on December 15, 2009).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Reporting Persons (i) are not entitled to any rights as shareholders of the Issuer as to the Shares covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement and (ii) disclaim all beneficial ownership of such Shares.

Except as set forth in this Item 5, none of the Reporting Persons owns any Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5.

(c)

Except for the agreements described in this Schedule 13D, no transactions in the class of securities reported have been effected during the past 60 days by any of the Reporting Persons.

CUSIP No. 45885E203

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Inapplicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 4 is incorporated by reference into this Item 6.

Item 7.

Material to be Filed as Exhibits

Exhibit 1

Joint Filing Undertaking dated as of December 23, 2009, by and among IAX Canada Acquisition Company Inc., IAX Acquisition Corporation, International Absorbents Holdings, LLC, Kinderhook Capital Fund III, L.P., Kinderhook Capital Fund III GP, LLC, Thomas L. Tuttle, Robert E. Michalik and Christian P. Michalik.

Exhibit 2

Support Agreement, dated December 14, 2009, by and among International Absorbents Inc., IAX Acquisition Corporation, IAX Canada Acquisition Company Inc., Douglas Ellis, David H. Thompson, Shawn M. Dooley and Gordon L. Ellis.

Exhibit 3

Arrangement Agreement, dated December 14, 2009, by and among International Absorbents Inc., IAX Acquisition Corporation and IAX Canada Acquisition Company Inc. (incorporated by reference to the Current Report on Form 8-K filed by International Absorbents Inc. with the Securities and Exchange Commission on December 15, 2009).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 23, 2009

IAX CANADA ACQUISITION COMPANY INC.

By:	/s/ Thomas L. Tuttle
Name: Thomas L. Tuttle
Title: Director

IAX ACQUISITION CORPORATION

By:	/s/ Thomas L. Tuttle
Name: Thomas L. Tuttle
Title: President

INTERNATIONAL ABSORBENTS HOLDINGS, LLC

By:	/s/ Thomas L. Tuttle
Name: Thomas L. Tuttle
Title: President

KINDERHOOK CAPITAL FUND III, L.P.
By: Kinderhook Capital Fund III GP, LLC, its general partner

By:	/s/ Robert E. Michalik
Name: Robert E. Michalik
Title: Managing Director

KINDERHOOK CAPITAL FUND III GP, LLC

By:	/s/ Robert E. Michalik
Name: Robert E. Michalik
Title: Managing Director

By:	/s/ Thomas L. Tuttle

By:	/s/ Christian P. Michalik

By:	/s/ Robert E. Michalik

SCHEDULE A

Support Shareholders
Douglas Ellis
Gordon L. Ellis
David H. Thompson
Shawn M. Dooley

EXHIBIT INDEX

Exhibit Number	Exhibit Description
Exhibit 1

Joint Filing Undertaking dated as of December 23, 2009, by and among IAX Canada Acquisition Company Inc., IAX Acquisition Corporation, International Absorbents Holdings, LLC, Kinderhook Capital Fund III, L.P., Kinderhook Capital Fund III GP, LLC, Thomas L. Tuttle, Robert E. Michalik and Christian P. Michalik.

Exhibit 2

Support Agreement, dated December 14, 2009, by and among International Absorbents Inc., IAX Acquisition Corporation, IAX Canada Acquisition Company Inc., Douglas Ellis, David H. Thompson, Shawn M. Dooley and Gordon L. Ellis.

Exhibit 3

Arrangement Agreement, dated December 14, 2009, by and among International Absorbents Inc., IAX Acquisition Corporation and IAX Canada Acquisition Company Inc. (incorporated by reference to the Current Report on Form 8-K filed by International Absorbents Inc. with the Securities and Exchange Commission on December 15, 2009).